Simpson Thacher & Bartlett LLP

900 G STREET, NW WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500 FACSIMILE: +1-202-636-5502

Direct Dial Number (202) 636-5592	E-mail Address steven.grigoriou@stblaw.com

April 5, 2024

VIA EDGAR

Eileen Smiley

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Lauren Hamilton

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 Pearl Street, Suite 20-100

New York, N.Y. 10004-2616

Re:	Diameter Credit Company

Registration Statement on Form 10

File No. 000-56624

Dear Mses. Smiley & Hamilton:

On behalf of Diameter Credit Company (the “Fund”), we transmit for filing the Fund’s responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on telephone calls with representatives of Simpson Thacher & Bartlett LLP on February 14, 2024, February 28, 2024, March 12, 2024, and March 15, 2024 relating to the above-referenced registration statement on Form 10, filed with the Commission on December 15, 2023 and amended on February 7, 2024 (the “Registration Statement”), voluntarily registering common shares of beneficial interest under Section 12(g) of the Securities Exchange Act of 1934, as amended, through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

For convenience of reference, the comments of the Staff have been reproduced herein. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the reproduced comments. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

April 5, 2024

LEGAL COMMENTS

1.

Does any of the Fund’s side letters confer on any investor the right to reduce the investor’s Capital Commitment upon the occurrence of a triggering event, such as a “Key Person Event” (as that term is defined in the Fund’s Subscription Agreement), where such right is not available to other investors?

Response: No, none of the Fund’s side letters confers such a right on any investor, and the Fund does not intend to enter into a side letter that confers such a right. If the Fund were to enter into a side letter that confers such a right on an investor, then the Fund would make the same right available to all investors in the Fund.

ACCOUNTING COMMENTS

Item 7. Certain Relationships and Related Transactions, and Trustee Independence—Remote-Affiliate Transaction (page 108-09):

1.

The Staff notes the Schedule of Investments that was provided for the securities purchased from DLF I, LLC on page 109. However, no footnotes to the schedule were provided. Please explain how such disclosure is Regulation S-X 12-12 compliant and how such disclosure will be corrected. The Staff provides two guidance points: (1) AICPA Expert Panel Meeting Minutes from March 14 and 15, 2022 (“Expert Panel Minutes”) and (2) AICPA Audit Risk Alert Investment Company Industry Development from 2013 and 2014 (“Audit Risk Alert”).

Response: The table showing securities purchased by the Fund from DLF I, LLC (“DLF”) was provided pursuant to the disclosure requirements of Form 10—Item 7. Certain Relationships and Related Transactions, and Trustee Independence (“Item 7”). Item 7 does not require registrants to furnish the information called for by Regulation S-X 12-12. Therefore, the Fund respectfully submits that the Fund’s Item 7 disclosure does not need to be Regulation S-X 12-12 compliant.

Additionally, in its disclosure the Fund states, “[t]he purchase of securities did not result in the acquisition of all or substantially all of DLF’s assets.” Accordingly, the Fund is not of the view that it purchased a significant portion of a private fund. For these reasons, the Expert Panel Minutes do not apply to the Fund’s acquisition of the securities from DLF. Further, the Fund included the table showing the securities purchased in its disclosure for purposes of Item 7. The Fund will include a full set of financials, including a Regulation S-X compliant schedule of investments, in its quarterly report on Form 10-Q for the period ending March 31, 2024.

For these reasons, the Fund respectfully declines to amend its disclosure.

Consolidated Statement of Assets and Liabilities

2.	Supplementally explain what the “Other assets” balance represents (page F-2).

Response: The “Other assets” balance represents prepaid expenses related to a consulting firm and future servicing expenses on our preferred equity. Initially when drafting the financial statements, we had included the deferred offering costs and these assets together into one other assets line, which was the reason for the reference to Note 2 which described the deferred offering costs. Subsequent to the initial drafting and after considering the relative size of the deferred offering costs relative to the remaining other assets, we separated out deferred offering costs into its own line item. The amount left in other assets once the deferred offering costs were removed was $40,000 and about 1% of total assets. In future filings, we will include a further discussion of “Other assets” to the extent that balance grows.

3.

Explain why the liquidation preference per share is disclosed as $1,500, per the balance sheet on page F-2. However, per Note 5. Net Assets on page F-13, the liquidation preference is indicated as $3,000 per share. The same disclosure appears in Item 11. Description of Registrant’s Securities to be Registered—Series A Preferred Shares—Priority.

Additionally, in future filings, while the $1,500 disclosure is acceptable in the aggregate, please ensure the liquidation preference is disclosed on a per share basis as it relates to the description of the equity.

Response: The $1,500 disclosed on the consolidated statement of assets and liabilities is the aggregate liquidation preference for all outstanding preferred shares, in thousands, which is comprised of 500 shares outstanding with a $3,000 per share liquidation preference.

Additionally, in future filings, the Fund will disclose the liquidation preference on a per share basis.

April 5, 2024

Consolidated Statement of Operations

4.

The Staff notes the “Board of Trustees fees” listed in the Consolidated Statement of Operations on page F-3, but does not see a related payable on the balance sheet. Please confirm in correspondence that either: (a) there are no amounts to be disclosed or (b) explain why amounts payable to officers and directors, controlled companies and other affiliates have not been stated separately in compliance with Regulation S-X 6-04.

Response: The amounts were included in accrued expenses and other liabilities on the consolidated statement of assets and liabilities. The Fund will break this out into its own line on the consolidated statement of assets and liabilities in future filings. In addition, the total amount of the fees ($16,000) was separated out on the consolidated statement of operations and is the maximum amount that could be a payable on the consolidated statement of assets and liabilities for context to the user of the financial statements.

Notes to Consolidated Financial Statements.

5.

In Note 3. Agreements and Related Party Transactions—Administration Agreement on page F-9, the Staff notes the disclosure, “The Administrator has elected to forgo any reimbursement for compensation, benefits, rent and other occupancy costs from formation through December 31, 2023.” Supplementally explain the treatment of this arrangement within the statement of operations and confirm compliance with Regulation S-X 6-07.

Response: The Administrator will begin to charge the Fund these expenses upon the Fund commencing investment operations. No amounts were charged to the Fund by the Administrator as of December 31, 2023 or for the period then ended because the Fund had not yet commenced investment operations. As a result, the Fund did not recognize an expense on the consolidated statement of operations related to the Administration Agreement. Because no amounts were recorded as an expense, the Fund did not have a corresponding expense offset.

6.

In Note 3. Agreements and Related Party Transactions—Fee Waiver on page F-13, the Fund’s disclosure indicates, “since inception the Adviser has not provided any written commitments for Expense Payments. The Company has not made any Reimbursement Payments to the Adviser.” Please supplementally explain what the expense support line item represents on the statement of operations.

Additionally, please supplementally explain how the Expense Support line item was calculated.

Response: As described in the Organization and Offering Costs section of Note 2 to the consolidated financial statements, there is a 0.15% cap on organization and offering costs. The Expense Support line item of $325,000 on the consolidated statement of operations corresponds to the amount of organization and offering costs which the Fund incurred above this 0.15% cap.

The amounts referenced in Note 3 to the consolidated financial statements, under the Expense Support Agreement, refer to amounts the Adviser elects to voluntarily pay on behalf of the Fund under the support agreement. As of December 31, 2023 and for the period then ended, the Adviser had not provided any written commitments under the Expense Support Agreement. If the Adviser does provide a commitment to reimburse expense payments, an amount will be included within the Expense Support line of the consolidated statement of operations.

7.	Please supplementally explain how the Expense Support line on page F-13 item was calculated.

Response: The Expense Support line item was calculated as the excess of the sum of Organizational costs and the Amortization of offering costs over the 0.15% cap on expenses.

•	Organizational costs = $1,024

•	Amortization of offering expenses = $18

•	Expense Cap = 0.15% x $478,150 (Capital Commitments) = $717

•	Expense Support = $1,024 + $18 – $717 = $325

The total expense subject to the expense cap is the sum of $1,024 and $18 which equals $1,042. This total amount exceeds the expense cap of $717, resulting in the $325 expense support balance on the consolidated statement of operations.

April 5, 2024

8.

The Staff notes that the calculation appears to take into account only the amortization of offering expenses. At page F-7 in Note 3, the Fund’s disclosure indicates, “Prior to any Liquidity Event (as defined below) that may occur, the Company will not bear more than an amount equal to 0.15% of the aggregate Capital Commitments of the Company for organization and offering costs incurred.” The Staff also notes that Fund’s disclosure includes deferred offering costs that are included in the balance sheet. Page F-7 states, “These deferred offering costs consist primarily of legal fees and other costs incurred in connection with the Company’s private offering of its Common Shares and Preferred Shares.”. The deferred offering costs disclosed on the balance sheet are $545.

If these deferred costs are incurred, please explain why they are not considered in the calculation.

Response: The $545 of unamortized deferred offering costs were recorded on the Consolidated Statement of Assets and Liabilities with corresponding liabilities in “Accrued expenses and other liabilities” and “Due to affiliate”. The Fund will recognize the amortization of these offering costs in the Consolidated Statement of Operations over 12 months. If there is no increase in the expense cap, the Fund would also recognize a corresponding expense offset in “Expense Support” on the Consolidated Statement of Operations at the same time the offering costs are recognized.

This gross presentation of the amortization of offering costs and expense support is consistent with the presentation of the Consolidated Statement of Operations for the period ended December 31, 2023 and is in accordance with Regulation S-X 6-07.

9.

Please explain why the capital commitments of the Adviser are being considered in the expense cap. The Staff notes that the disclosure considers the full capital commitment of $478,150. Based on the disclosure on page F-14 that, “As of December 31, 2023, the Company had accepted $478,150 in capital commitments, $10,000 of which are from the Adviser ($1,500 of which was funded at December 31, 2023), and $650 of which are from the Company’s officers and directors,” would a portion of that be related to the Adviser’s commitment?

Response: Pursuant to the terms of the Investment Advisory Agreement between the Fund and the Adviser (the “Advisory Agreement”), prior to any Liquidity Event (as defined in the Advisory Agreement) that may occur, if organizational and offering costs incurred exceed 0.15% of the Fund’s total capital commitments, the Adviser or its affiliates will bear the excess costs. The Advisory Agreement does not exclude the capital commitments of the Adviser from “total capital commitments.”

*   *    *   *   *   *   *   *

Please do not hesitate to call me at (202) 636-5592 with any questions or further comments regarding this submission or if you wish to discuss the above response.

Very truly yours,

/s/ Steven Grigoriou
Steven Grigoriou

cc:	Michael Spratt, Securities and Exchange Commission Thankam Varghese, Securities and Exchange Commission Shailini Rao, Diameter Credit Company Rajib Chanda, Simpson Thacher & Bartlett LLP